Exhibit 99.1

Primech Holdings Limited Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

SINGAPORE, May 17, 2024 (GlobeNewswire) -- Primech Holdings Limited (Nasdaq: PMEC) (“Primech” or the “Company”), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announces that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on May 14, 2024 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s ordinary shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice provides that the Company has a period of 180 calendar days from the date of the Notice, or until November 11, 2024, to regain compliance with the minimum bid price requirement.

The receipt of the Notice has no immediate effect on the Company’s business operations or the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on the Nasdaq under the ticker “PMEC.” Pursuant to the Notice, the Company has until November 11, 2024 to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before November 11, 2024, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company. In the event that the Company does not regain compliance by November 11, 2024, the Company may be eligible for additional time to regain compliance or may face delisting.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore, with expanding operations in Malaysia. With a legacy of excellence and innovation in the facilities services industry, Primech offers an extensive range of services tailored to meet the complex demands of its diverse clientele. The Company’s service portfolio includes advanced general facilities maintenance, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Additionally, Primech manufactures and supplies various high-quality cleaning products under its brand, extending its reach and capabilities within the industry. Known for its commitment to sustainability and cutting-edge technology, Primech integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com